Mail Stop 3561
      							October 4, 2005

Via U.S. Mail and Fax (770) 447-4397
Mr. Don Scartz
Executive Vice President and Chief Financial Officer
EMS Technologies Inc.
660 Engineering Dr.
Norcross, GA   30092

	RE:	EMS Technologies Inc.
      Form 10-K/A  No. 1 for the fiscal year ended December 31,
2004
		Filed March 31, 2005

		Form 10-K/A No. 2  for the fiscal year ended December
31,
2004

		Form 10-Q for the fiscal quarter ended April 2, 2005

		Form 10-Q for the fiscal quarter ended July 2, 2005


Dear Mr. Scartz:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


							Sincerely,



							/s/ Larry Spirgel
							Assistant Director



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Mr. Don Scartz
EMS Technologies Inc.
July 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE